July 30, 2024

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jeff Foor

RE:	Registration Statement on Form N-14 File No. 333-280637

Dear Mr. Foor:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-280637) relating to the proposed reorganization of two separate series of the Managed Portfolio Series, into corresponding series of James Alpha Funds Trust (the “Registrant”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2024.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This delaying amendment has been signed pursuant to the requirements of the Securities Act and Rule 478 thereunder.

If you have any questions concerning this filing, please contact me at (631) 470-2649.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick, Esq.

Vice President and Senior Managing Counsel

cc:	Matthew DiClemente, Esq.
Jamie Gershkow, Esq.
Ken Juster, Esq.